Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2021 Financial Results

Conference call and webcast: today, March 10, 2022, 9:00 am ET

Rehovot, Israel – March 10, 2022 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, announced today its financial results for the fourth quarter and full year of 2021, ended December 31, 2021.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “With 2022 well on its way and our subsidiaries successfully advancing on their developmental activities, we believe that we are progressing to significant value enhancing milestones. Moreover, we are very proud that our subsidiaries, Lavie Bio and Canonic, recently began commercializing their products in target markets. The rapid advancement from concept to marketable product indicates the invaluable contribution Evogene’s technological engines MicroBoost AI, ChemPass AI and GeneRator AI have on life-science product development.

“As the activities of our subsidiaries mature, we continue to develop our engines with the goal of further improving their offering and potential, as engines underpinning and empowering the development of life-science products. In the years to come we intend to expand the eco-system of each of our technological engines, with the goal of expanding into new areas and new product types. Over the year, we hope to discuss this in more detail.

“It is important for us to state that we believe that our strong cash position of approximately $54 million is a demonstration of financial strength, which is particularly important in current times of instability in the financial markets. Still, to support our subsidiaries’ growth and to strengthen their position as independent companies, we are currently evaluating different funding options for the group and are in different levels of discussions with potential strategic and financial investors,” - Mr. Haviv concluded.

2021 Achievements & 2022 Milestones:

Biomica Ltd.

Immuno-oncology program – Biomica recently received clearance from the Israeli Ministry of Health to proceed to a first-in-human phase I study, which is set to be held at the  Rambam Healthcare Campus in Israel, following the completion of  a series of pre-clinical trials with BMC128 given in combination with Immune Checkpoint Inhibitors immunotherapy, indicating significant improvement in anti-tumor activity. Biomica is currently advancing towards the initiation of the study.

Milestone for 2022 – readout from proof of concept, first in human study.

Inflammatory Bowel Disease (IBD) program – During 2021, Biomica achieved positive results from a series of pre-clinical studies, indicating reduction of intestinal tissue damage resulting from inflammation. These results provided the evidential groundwork to proceed to the scale up development process of BMC333.

Milestone for 2022 – initiate scale-up for GMP production of BMC333 as preparation for clinical trials.

Canonic Ltd.

MetaYield program – During October 2021, Canonic began initial commercial sales in Israel of G200 and G150, cannabis inflorescence products marketed under the T20/C4 and T15/C3 categories, respectively1.

Milestone for 2022 – commercial launch of second-generation products in Israel and preparations towards commercialization in Europe in 2023.

Precise program – During 2021, Canonic conducted pre-clinical trials, identifying cannabis varieties with pain relief and anti-inflammatory properties, for which Canonic recently filed a patent application.

Milestone for 2022 – collect user data for clinical indications to support commercial launch in 2023 in Israel.

AgPlenus Ltd.

New Mode-of-Action (MoA) herbicides – In 2021, the company gathered additional information regarding its leading new MoA target protein, APTH1, for herbicide development and reached proof-of-concept regarding a seed trait presenting crop resistance to APH1 (a chemical compound that is the basis for the development of a herbicide).

The collaboration with Corteva, which is focused on other modes-of-action, is progressing according to plan.

Milestones for 2022 –

-	enter an additional collaboration agreement.

1 According to the product categories established by the Israeli Ministry of Health, T20/C4 category means 17%-24% THC & 1%-7% CBD and T15/C3 category means 11%-19% THC & 0.5%-5.5% CBD.

-	expand data package for APTH1, AgPlenus’ leading new MoA protein for the development of novel herbicides.

Lavie Bio Ltd.

Inoculant (bio-stimulant) for spring wheat – During late 2021, Lavie Bio began the commercialization of its inoculant result™ aiming at the improvement of yield based on microbes.  The product’s initial market penetration for spring wheat is planned for the upcoming 2022 sowing season and will be limited to target regions in North Dakota.

Milestone for 2022 – build infrastructure for scale-up in result™ sales in 2023.

Bio-fungicide fruit rot program – Following the completion of three consecutive years of vineyard trials, conducted in Europe and in the U.S., Lavie Bio has prioritized LAV311 as its lead candidate for final development and submission of a regulatory dossier, expected to be filed with the federal U.S. Environmental Protection Agency (EPA) and California EPA during 2022.

Milestone for 2022 – file for regulatory approval for leading product candidate LAV311 targeting fruit rot, as preparation for commercialization in 2024.

Consolidated Financial Results Summary

Cash position: Evogene maintains a strong financial position for its activities with $53.9 million in consolidated cash, cash related accounts, bank deposits and marketable securities as of December 31, 2021, of which $7.8 million is appropriated to its subsidiary, Lavie Bio.

During 2021, the consolidated cash usage was approximately $25.8 million, or $20.6 million, excluding Lavie Bio. These sums in 2021 are before giving effect to $29.6 million net raised through Evogene’s at-the-market, or ATM, programs and exclude $1.8 million of proceeds from non-refundable grants and exercises of options. This is in comparison to 2020, during which the consolidated cash usage was $19.3 million, or $14.7 million, excluding Lavie Bio.  The cash usage in 2020 was unusually low due to certain measures, regarding salary expenses, that the Company initiated to mitigate the impact of the COVID-19 pandemic during that year.

During the fourth quarter of 2021, the consolidated cash usage was approximately $8.4 million, or $7.0 million, excluding Lavie Bio. This is in comparison to the fourth quarter of 2020, during which the consolidated cash usage was approximately $6.1 million, or $5.1 million, excluding Lavie Bio.

The cash burn rate during 2021 and in the fourth quarter was higher than during the same periods in 2020, due to the following reasons:

-	During the second and third quarters of 2020 the burn rate was significantly lower due to certain measures the Company initiated to mitigate the impact of the COVID-19 pandemic, as mentioned above.

-	During 2021, Evogene’s subsidiaries significantly expanded product development activities, including:

•	Biomica’s ongoing preparations, including the GMP production of microbes, for the initiation of its first-in-human proof-of-concept study in the immuno-oncology program,

•	Lavie Bio's activities supporting the commercial launch of its inoculant product branded as result™ in 2022,

•	Canonic’s product commercialization in Israel during the fourth quarter of 2021.

-	Expenses related to accelerating and expanding Evogene’s technological engines.

The Company’s management estimates that the cash usage for the full year of 2022 will be within the range of $26-$28 million. These guidelines include the cash usage of Evogene’s subsidiary Lavie Bio, which is estimated at approximately $8 million.

Research and Development (“R&D”) expenses:

R&D expenses for the fourth quarter of 2021, which are reported net of non-refundable grants received, were $6.0 million, in comparison to $4.8 million in the fourth quarter of 2020. For the full year 2021, these expenses were $21.1 million, in comparison to $17.3 million in 2020.

The increase in R&D expenses was mainly attributed to an increase in expenses due to an expansion in product development activities of the Company and its subsidiaries, as mentioned above.

Business Development (“BD”) expenses:

BD expenses were approximately $720 thousand for the fourth quarter of 2021, in comparison to $670 thousand in the fourth quarter of 2020.  Such expenses remained stable for the full year 2021 in comparison to 2020 and were approximately $2.7 million.

General and Administrative (“G&A”) expenses:

G&A expenses for the fourth quarter of 2021 were $2.0 million, in comparison to $1.7 million in the fourth quarter of 2020. G&A expenses for the full year 2021 were $7.3 million, in comparison to $5.3 million in 2020. The increase was mainly attributed to the increase of the costs of directors' and officers' insurance policies, an increase in salary-based expenses and an increase in other professional services.

Operating loss:

Operating loss for the fourth quarter of 2021 was $8.7 million in comparison to $7.2 million in the fourth quarter of 2020. Operating loss for the full year 2021 was $31.0 million in comparison to $24.8 million in 2020. The operating loss increased due to an increase in overall operating expenses, as described above, as well as due to an increase in salary-based expenses in comparison to 2020, mainly for the following reasons:

-	relatively low salary-based expenses in 2020 due to measures taken by the company to mitigate the impact of the COVID-19 pandemic; and

-	an increase in salaries in 2021 due to an increase in the market demand for highly skilled workers.

Loss:

The loss for the fourth quarter of 2021 was $8.1 million in comparison to a loss of $8.8 million during the fourth quarter of 2020. The loss for the full year 2021 was $30.4 million in comparison to a loss of $26.2 million for 2020. The increase in loss is attributed mainly to the increase in operating expenses, as described above, which was partially offset by net financing income for 2021 in comparison to net financing expenses for 2020.

***

Conference Call & Webcast Details:

Date: March 10, 2022

Time: 9:00 am EST; 16:00 Israel time

Dial-in number:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Link available at https://www.evogene.com/investor-relations/presentations-and-webcasts/

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through March 11, 2022, and an archive of the webcast will be available on the Company’s website.

The Company filed an updated presentation which can be viewed here: http://www.evogene.com/wp-content/uploads/2022/03/Evogene-Presentation_March_-2022_FINAL.pdf

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expectations with respect to value creation, potential funding options, the expansion of the eco-system of is technological engines into new areas and product types, its and its’ subsidiaries expected trials, studies, product advancements, pipelines, commercializations, sales, launches, milestones, target markets, cash usage and other plans for 2022 and on, and the potential advantages of its technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green GK Investor Relations Email: evogene@gkir.com Tel: +1 212 378 8040

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$32,325	$46,229
Short-term bank deposits	3,000	2,000
Marketable securities	18,541	-
Trade receivables	281	222
Other receivables and prepaid expenses	2,651	3,372
Inventories	92	-

	56,890	51,823
LONG-TERM ASSETS:
Long-term deposits	25	9
Right-of-use-assets	2,109	1,872
Property, plant and equipment, net	2,073	2,072
Intangible assets, net	15,207	16,139

	19,414	20,092

	$76,304	$71,915
CURRENT LIABILITIES:
Trade payables	$1,463	$863
Employees and payroll accruals	2,662	2,535
Lease liability	974	777
Liabilities in respect of government grants	89	72
Pre-funded warrants	-	4,144
Deferred revenues and other advances	175	47
Other payables	1,519	1,238

	6,882	9,676
LONG-TERM LIABILITIES:
Lease liability	1,695	1,663
Liabilities in respect of government grants	4,307	3,694

	6,002	5,357
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 41,170,168 shares on December 31, 2021 and 35,600,088 shares on December 31, 2020	234	200
Share premium and other capital reserve	260,866	225,121
Accumulated deficit	(207,069)	(179,276)

Equity attributable to equity holders of the Company	54,031	46,045

Non-controlling interests	9,389	10,837

Total equity	63,420	56,882

	$76,304	$71,915

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$930	$1,040	$311	$351
Cost of revenues	767	574	267	346

Gross profit	163	466	44	5

Operating expenses:

Research and development, net	21,125	17,287	6,016	4,811
Business development	2,738	2,672	720	670
General and administrative	7,253	5,321	2,000	1,701

Total operating expenses	31,116	25,280	8,736	7,182

Operating loss	(30,953)	(24,814)	(8,692)	(7,177)

Financing income	1,935	1,591	938	733
Financing expenses	(1,414)	(2,951)	(336)	(2,294)

Financing income (expenses), net	521	(1,360)	602	(1,561)

Loss before taxes on income	(30,432)	(26,174)	(8,090)	(8,738)
Taxes on income (tax benefit)	13	32	(6)	25

Loss	$(30,445)	$(26,206)	$(8,084)	$(8,763)

Attributable to:
Equity holders of the Company	(27,793)	(23,374)	(7,371)	(8,122)
Non-controlling interests	(2,652)	(2,832)	(713)	(641)

	$(30,445)	$(26,206)	$(8,084)	$(8,763)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.69)	$(0.83)	$(0.18)	$(0.25)

Weighted average number of shares used in computing basic and diluted loss per share	40,433,303	28,158,779	41,169,222	34,111,012

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities

Loss	$(30,445)	$(26,206)	$(8,084)	$(8,763)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,302	1,792	317	392
Amortization of Intangible assets	932	935	235	236
Share-based compensation	2,609	4,097	737	617
Pre-funded warrants issuance expenses	-	211	-	211
Net financing expenses (income)	(886)	967	(735)	1,224
Decrease (increase) in accrued bank interest	11	64	(4)	27
Taxes on income (tax benefit)	13	32	(6)	25

	3,981	8,098	544	2,732

Changes in asset and liability items:

Increase in trade receivables	(59)	(150)	(130)	(188)
Decrease (increase) in other receivables	653	(1,300)	(791)	(1,441)
Increase in inventories	(92)	-	(92)	-
Increase in long-term deposits	(16)	-	-	-
Increase (decrease) in trade payables	625	(29)	(362)	122
Increase in employees and payroll accruals	127	456	301	805
Increase (decrease) in other payables	290	(87)	266	6
Increase (decrease) in deferred revenues and other advances	128	(339)	175	(85)

	1,656	(1,449)	(633)	(781)

Cash received (paid) during the period for:

Interest received	297	294	52	3
Interest paid	(315)	(238)	(90)	(56)
Taxes (paid) received, net	(13)	(13)	6	(6)

Net cash used in operating activities	$(24,839)	$(19,514)	$(8,205)	$(6,871)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from investing activities

Purchase of property, plant and equipment	$(724)	$(682)	$(137)	$(103)
Proceeds from sale of marketable securities	4,395	2,097	3,378	-
Purchase of marketable securities	(23,114)	-	(1,710)	-
Withdrawal from (investment in) bank deposits, net	(1,000)	8,000	600	-

Net cash provided by (used in) investing activities	(20,443)	9,415	2,131	(103)

Cash flows from financing activities

Proceeds from issuance of ordinary shares, net of issuance expenses	29,582	18,658	-	8,857
Proceeds from issuance of pre-funded warrants	-	1,989	-	1,989
Proceeds from advances for pre-funded warrants	-	9	-	9
Proceeds from exercise of options	484	59	8	46
Repayment of lease liability	(580)	(639)	(143)	(155)
Proceeds from government grants	824	320	32	-
Repayment of government grants	(34)	(22)	-	-

Net cash provided by (used in) financing activities	30,276	20,374	(103)	10,746

Exchange rate differences - cash and cash equivalent balances	1,102	1,206	869	963

Increase (decrease) in cash and cash equivalents	(13,904)	11,481	(5,308)	4,735

Cash and cash equivalents beginning of the period	46,229	34,748	37,633	41,494

Cash and cash equivalents end of the period	$32,325	$46,229	$32,325	$46,229

Significant non-cash activities

Acquisition of property, plant and equipment	$32	$57	$32	$57
Increase (decrease) of right-of-use-asset recognized with corresponding lease liability	$794	$(41)	$53	$(18)
Exercise of options	$-	$57	$-	$57
Exercise of pre-funded warrants	$4,356	$-	$-	$-